Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) addresses the results of operations and financial position of CoolBrands International Inc. (“CoolBrands” or the “Company”) for the fiscal year ended August 31, 2006 (“Fiscal 2006”), compared to the fiscal year ended August 31, 2005 (“Fiscal 2005”). This MD&A is dated January 26, 2007 and has been approved by the Board of Directors of CoolBrands on the recommendation of the Audit Committee.

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the related notes, which may be accessed on the Internet at www.sedar.com. Additional information relating to the Company, including the Company’s Annual Information Form, can also be accessed on the SEDAR website.

Unless otherwise indicated, all financial information herein is prepared in accordance with United States generally accepted accounting principles and all dollar amounts referred to herein are in thousands of United States dollars, except per share data.

The information in this document contains certain forward-looking statements with respect to CoolBrands International Inc., its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget" "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting CoolBrands specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the Company’s ability to sell certain assets and businesses to generate necessary liquidity; the Company’s decision to sell the remaining assets or try to rebuild the business; the Company’s ability to generate adequate gross margins from its remaining businesses, if related; the tastes and preferences of the global retail consumer of CoolBrands’ products; the ability of CoolBrands to be competitive in the highly competitive U.S. market for frozen dessert, fluctuations in consumption of CoolBrands’ products and services as a result the seasonal nature of the frozen dessert industry; the ability of CoolBrands to retain or acquire shelf space for its products in supermarkets, club stores and convenience stores; the ability of CoolBrands to effectively manage the risks inherent with mergers and acquisitions; the effect on foreign operations of political, economic and regulatory risks; currency risk exposure; the ability to recruit and retain qualified employees; changes in prices for raw materials; the ability of CoolBrands to pass on cost increases resulting from inflation and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

Overview

For Fiscal 2006, we incurred a net loss of $(70,182), of which $(63,620) was from continuing operations and $(6,562) was from discontinued operations.

Additionally, as of August 31, 2005, we had approximately $60,962 of debt outstanding, of which $52,714 was classified as current liabilities.

In the first quarter of Fiscal 2006, we extended the maturity dates of all of the credit facilities otherwise due, and reached an agreement with the lender to waive defaults attributable to financial performance.

During the first quarter of Fiscal 2006, the decision was made to sell certain of the Company’s businesses to generate liquidity. In December 2005, we sold certain assets relating to our franchising business for proceeds totaling $8,000 to Aaron Serruya, a former officer of the Company, who is a director of the Company and the brother of Michael Serruya, the Chief Executive Officer and member of the Board of Directors of the Company. The proceeds were used to repay a portion of existing debt.

On April 21, 2006, we refinanced our existing debt by entering into the following:

1.	a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”); and

2.
a $25,500 senior secured revolving credit facility consisting of an $8,000 senior secured revolving credit facility and $17,500 of term loans, in which Americana Foods Limited Partnership (“Americana Foods”), which is owned 50.1% by the Company, was the borrower (together the “Americana Credit Facility”).

The proceeds from the borrowings were used to retire all then existing debt.

However, despite contributions from the yogurt business acquired in March 2005, we continued to incur significant losses in Fiscal 2006 and we were in default under the financial covenants at May 31, 2006 and August 31, 2006 with respect to the Corporate Credit Facility and the Americana Credit Facility. During Fiscal 2006, the Board of Directors of the Company approved the active marketing of certain of its business lines for sale, including Eskimo Pie Frozen Distribution, Inc. (“EPFD”), our direct store door business and a component of our frozen dessert segment, Value America, substantially all of our dairy components segment, and CoolBrands Dairy, Inc. (“CBD”), our yogurt segment, to generate cash and reduce debt.

In September 2006, we completed the sale of our Value America division, which represented substantially all of the dairy components segment, to an unaffiliated third party and in November 2006, we consummated the sale of substantially all of EPFD to an unaffiliated third party.

In October 2006, certain of our subsidiaries, as creditors of Americana Foods, filed an involuntary petition of Bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations.

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. If the CBD sale is consummated because of the sale described below, our remaining operations will be composed primarily of Whole Fruit Sorbet, Fruit-a-Freeze and certain other low volume licensed products.

On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with the foodservice business segment, including the related Eskimo Pie and soft serve product line, to Dreyer’s Grand Ice Cream Inc., an indirect subsidiary of Nestlé S.A. for a purchase price of approximately $18,925. The purchase price includes approximately $4,000 in inventory and accounts receivables. Dreyer’s will also assume related liabilities in the amount of approximately $1,000. A portion of the proceeds were utilized to pay off the Corporate Credit Facility.

For Fiscal 2005, we incurred a net loss of $(74,070) which was primarily attributable to:

1.	the non-cash provisions for impairment totaling $55,525 relating to goodwill and intangible assets of our frozen dessert and franchising segments; and

2.
the loss of Weight Watchers Smart Ones brand products and the decline in other frozen dessert brands, which were partially offset by sales of the Breyers Yogurt business acquired in March 2005, and a change in our arrangement with Dreyer’s Grand Ice Cream Holding, Inc. (“Dreyer’s”).

Business Strategy

Historically, we have manufactured and distributed ice cream, sorbet, frozen yogurt and other frozen dairy-based snacks and fresh yogurt. Our line of ice cream and frozen dessert products is marketed throughout the United States and select markets in Canada. The “Breyers Yogurt” line of refrigerated yogurt products is marketed primarily in the eastern United States. We also manufacture and/or distribute frozen and refrigerated products for other companies (the “Partner Brands”). Americana Foods, which manufactured 45% of the products purchased by us for sale and distribution (at cost), generated significant losses in Fiscal 2006 and ceased operations in October 2006, as described above. Additionally, CBD, which includes the Breyers Yogurt line, was being marketed for sale at August 31, 2006, and a definitive agreement was reached to sell CBD on January 2, 2007.

Our marketing strategy has been based on our belief that superior brand image can be combined with high quality and product innovation to develop products in the refrigerated and frozen snack food categories that will earn consumers’ loyalty and deliver attractive margins and long-term revenue growth to the Company, and that brand licensing arrangements can help reduce costs, accelerate growth and maximize opportunities for success in building significant market share for our products. However, due to the continued losses and the resulting lack of liquidity, we began selling certain of our businesses and assets, as previously discussed. There is no assurance that the remaining brands will be profitable and there can be no assurance that we may develop or purchase new brands in the future.

Brand Portfolio

Our brands include or have included, among others, the following:

Breyers Yogurt. America’s second leading brand for “fruit-on-the-bottom” yogurt, with a strong heritage of high quality, all natural dairy products. This brand, which we acquired from Kraft Foods in March 2005, is manufactured and distributed under license from Unilever. Our yogurt portfolio also includes the “Crème Savers Yogurt” product line manufactured and sold under license from Wm. Wrigley Jr. Company. During Fiscal 2006, management made the decision to sell our yogurt business segment, and on January 2, 2007, entered into a definitive agreement to sell CBD to an unaffiliated party. The assets and liabilities of the yogurt business segment have been included as assets and liabilities of discontinued operations held for sale on the consolidated balance sheets as of August 31, 2006 and 2005, the components of operating results have been included in net loss from discontinued operations, and the components of the net cash flows have been classified to net cash flows from discontinued operations for the years then ended.

Eskimo Pie. The original chocolate-coated ice cream bar, invented in 1921 and still one of the nation’s best known ice cream snack brands. Eskimo Pie comes in regular and no-sugar-added varieties, and have proven especially popular with diabetic consumers. We acquired the Eskimo Pie brand when we acquired Eskimo Pie Corporation in October 2000. On January 24, 2007, we sold the Eskimo Pie trademark.

Chipwich. The chocolate chip cookie ice cream sandwich that created the premium frozen snack category, Chipwich was acquired in July 2002. In December 2006, we entered into discussions to sell the Chipwich licenses and business to an unaffiliated third party. On January 24, 2007, we sold the Chipwich trademark.

Whole Fruit Sorbet. The leading brand nationwide for all natural fruit sorbet sold in pint sized containers, Whole Fruit Sorbet was acquired from Dreyer’s in July 2003.

Godiva Ice Cream. We acquired the license rights to the Godiva trademark for ice cream from Dreyer’s in July 2003 and manufactured and distributed Godiva Ice Cream in pints and ice cream bars under license from Godiva Chocolatier, Inc. We are currently in default of the license agreement.

No Pudge! Frozen Snacks. In Fiscal 2005, we introduced our “No Pudge!” line of low fat frozen snacks under license from No Pudge! Foods, Inc., marketers of the popular low fat brownie mix.

Tropicana Fruit Bars. Since 1997, we have manufactured and distributed Tropicana fruit bars under license from Tropicana Products, Inc.

Snapple On Ice Pops. In Fiscal 2005, we introduced our “Snapple On Ice” line of frozen juice pops, under license from Snapple Beverage Corp.

Crayola Color Pops. In Fiscal 2005, we introduced our “Crayola Color Pops” line of frozen snacks, under license from Binney & Smith Properties, Inc. We are currently in default of this license agreement.

Disney. In Fiscal 2006, we introduced our “Disney” line of ice cream snacks, under license from Walt Disney, Inc.

Historically, we have pursued acquisitions and new brand licensing partnerships in an effort to keep pace with rapid changes in consumer preferences and new trends in the snack food industry. During 2002, we acquired Chipwich and Fruit-a-Freeze. During 2003, we acquired three super-premium brands from Dreyer’s Grand Ice Cream: Dreamery Ice Cream, Whole Fruit Sorbet and the license for Godiva Ice Cream. During 2004, as low-carb dieting became a powerful force throughout the food industry, we entered into a license with Atkins Nutritionals, Inc. to manufacture, sell and distribute Atkins Endulge super premium ice cream products for carb-conscious consumers. This license enabled us to realize significant revenue and earnings growth in Fiscal 2004. However, in Fiscal 2005 the rapid decline in low-carb dieting led to a similarly rapid decline in our sales of Atkins Endulge Ice Cream. In July 2004, we learned that our license for Weight Watchers Smart Ones would not be extended beyond September 28, 2004, on which date our license would expire, subject to a negotiated nine-month period ended May 1, 2005 to sell off and balance out inventories. Primarily due to the decline in Atkins Endulge sales and the loss of Weight Watchers Smart Ones from our portfolio, we experienced significant erosion of our sales and market share in Fiscal 2005, which was only partially offset by several new product introductions, specifically the No Pudge!, Snapple On Ice and Crayola Color Pops.

In Fiscal 2005, we attempted to add diversity to our brand portfolio through the acquisition, by our subsidiary CBD, of Breyers Yogurt from Kraft Foods, Inc. in March 2005. The Breyers brand gave us an established position in the market for refrigerated yogurt, and a platform for future brand development in the refrigerated snack foods category, via our license-based strategy. However, we continued to generate losses across substantially all product lines in the frozen dessert segment and in Fiscal 2006, our Board of Directors made a decision to sell the yogurt business segment.

Distribution Channels

Our products are offered for sale in a diverse range of retail outlets, including supermarkets, mass merchants, drug stores, convenience stores and club stores, as well as foodservice outlets, such as restaurants, cafeterias, theme parks and ice cream parlors.

We distribute our products primarily by direct shipment to supermarket owned warehouses, independent distributors and foodservice broad-line distributors. In addition, we have operated a proprietary direct-store-distribution (“DSD”) system that services all distribution channels in selected U.S. markets, including out-of-home accounts such as convenience stores, drug stores and gas station food marts. We have also provided distribution services through our DSD system for Partner Brands.

During Fiscal 2006, we committed to selling EPFD, our DSD business, and which was included in the frozen dessert segment, and CBD (the yogurt segment). Each of these businesses was accounted for as discontinued operations in the financial statements as of and for the years ended August 31, 2006 and 2005.

In Fiscal 2005, we increased our penetration of the out-of-home (or “impulse”) channel by introducing a complete line of single-serve frozen snacks under our proprietary brands, primarily Eskimo Pie. Also in Fiscal 2005, we refocused our DSD operations in the western states of the US (California, Oregon and Washington) to reduce supermarket distribution operations in those markets in favor of increased focus on the impulse channel.

Manufacturing Operations

During Fiscal 2006 and Fiscal 2005, we manufactured our frozen products primarily at Americana Foods in Dallas, Texas, its 50.1% owned subsidiary. Americana Foods produced a diverse range of soft serve mixes, packaged ice cream, frozen snacks and other similar products. We originally invested in Americana Foods in 2002 to gain more control over the manufacturing process and to vertically integrate our business. However, Americana Foods continued to generate significant losses in Fiscal 2005 and Fiscal 2006, and in October 2006 due to continuing defaults under various financial covenants, the lender demanded full repayment of amounts outstanding, and certain Company subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy under Chapter 7 of the Federal Bankruptcy Code against Americana Foods and Americana Foods ceased operations. During Fiscal 2006, Americana Foods accounted for 45% of the products purchased at cost by our frozen dessert and foodservice segments for sale and distribution.

We manufacture our refrigerated yogurt products at our 100% owned subsidiary CBD in North Lawrence, New York. As discussed above, CBD was being marketed for sale by the Company as of August 31, 2006, and on January 2, 2007, we entered into a definitive agreement to sell CBD to an unaffiliated third party.

Americana Foods and CBD also manufactured products for Partner Brands.

Our dairy components segment manufactured and sold a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients. On September 14, 2006 we sold substantially all of our dairy components segment, which included Value America. The gross proceeds from the sale were approximately $8.2 million.

After the closure of Americana Foods and the sale of CBD, we anticipate that our remaining products will be produced in Russellville, Arkansas at our Eskimo Pie Foodservice facility and our Norwalk, California Fruit-a-Freeze plant. We also contract with other companies to manufacture certain of our frozen products.

Overall Performance

For Fiscal 2006, net revenues from continuing operations decreased to $99,348, compared to $149,710 for Fiscal 2005, a 33.6% decrease. The net loss for Fiscal 2006 was ($70,182) (($1.25) basic and diluted loss per share), compared to net loss of $(74,070) (($1.32) basic and diluted earnings per share) for Fiscal 2005.

The decrease in net revenues for Fiscal 2006 from continuing operations reflects the decrease in sales generated by the frozen dessert segment, which was partially offset by the decrease in trade promotion payments and slotting fees made to customers, which are treated as a reduction in revenues, and the elimination of drayage income (which is earned by EPFD and reclassed to discontinued operations). In Fiscal 2006, net sales declined by 32.2% to $96,936, as compared with $142,873 for Fiscal 2005. The decline in sales came from many of our frozen dessert brands, but was partially offset by sales of new products introduced in 2006.

Gross profit percentage for Fiscal 2006 declined to (14.2)%, compared with 0.5% for Fiscal 2005. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales.  The decline in gross profit percentage was primarily due to:

1.	Our inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales; and

2.	The change in mix of frozen dessert products being sold in Fiscal 2006 with lower gross profit margins, compared with Fiscal 2005.

The Fiscal 2006 results were adversely effected by:

1.
The loss on impairment of goodwill of $3,500 incurred with respect to the frozen dessert segment to recognize the deterioration in value of the business as a result of the declining sales or the potential abandonment or termination of various licensing agreements, as previously discussed.

2.	The loss on impairment relating to certain licenses not likely to continue, and related prepaid packaging and design costs totaling $3,609.

3.	The loss on impairment of $1,890 incurred with respect to property, plant and equipment currently in storage.

4.	The write-off of debt acquisition costs totaling $2,015 reflected in selling, general and administrative expenses.

5.	The loss on impairment of $1,140 relating to deferred acquisition costs, prepaid royalties and net receivables from Americana Foods.

6.
The loss generated by the Company’s majority owned subsidiary, Americana Foods, which totaled $23,542, net of minority interest, and which included the losses on impairment aggregating $11,150 relating to the reduction to estimated fair market value of accounts receivable ($1,500), inventory ($5,750), and property, plant and equipment ($3,900).

7.
The recording of a loss on impairment of goodwill associated with the yogurt segment. In Fiscal 2006, the Company began to market the yogurt segment for sale and on January 2, 2007, entered into a definitive agreement to sell the yogurt segment to an unaffiliated third party. An impairment of $5,428 was recorded to recognize the difference between the carrying value of the net assets of the yogurt segment and the fair value based upon the definitive agreement. The impairment was included in loss from discontinued operations in the Fiscal 2006 statement of operations.

The Fiscal 2005 year results were adversely affected by the non-cash pre-tax asset impairment charge of $51,141, which resulted from the impairment of goodwill and intangible assets related to our frozen dessert segment. Additionally we recognized a loss on impairment of $4,384 with respect to our franchising and licensing segment which was included in discontinued operations in Fiscal 2005.

Cash and working capital

Cash, investments and restricted cash decreased to $393 at August 31, 2006, compared to $41,562 at August 31, 2005. Working capital decreased to $(23,992) at August 31, 2006, compared to $28,477 at August 31, 2005. Our current ratio declined to 0.75 to 1.0 at August 31, 2006 from 1.2 to 1.0 at August 31, 2005. These changes in current assets and current liabilities are attributable primarily to the use of cash investments and restricted cash to repay a portion of the outstanding indebtedness that existed at August 31, 2005, the classification of all bank indebtedness, which was in default at August 31, 2006 as current liabilities, and the decrease in accounts receivable and inventory due to the overall decline of the business, which was greater than the decrease to accounts payable and accrued liabilities. Because the Company had a negative working capital position and the business continues to decline, the Company may not be able to continue as a going concern without the consummation of the sale of assets and or businesses. On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”), and utilized a portion of the proceeds to repay the amounts outstanding under the Corporate Credit Facility. (See“Overview” and “Discontinued Operations.”)

Selected Annual Information

The following chart shows selected annual information for the three most recently completed fiscal years.

	Year ended August 31,
	2006	2005
Total net revenues from continuing operations	$99,348	$149,710
Net loss from continuing operations	(63,620)	(69,016)
Gain on sale of discontinued operations	410	-
Net loss from discontinued operations	(6,972)	(5,054)
Discontinued operations	(6,562)	(5,054)
Net loss	(70,182)	(74,070)

Loss per share from continuing operations:
Basic and Diluted	(1.13)	(1.23)
Loss per share from discontinued operations:
Basic and Diluted	(0.12)	(0.09)
Loss per share:
Basic and Diluted	(1.25)	(1.32)

Total assets	160,548	297,845
Total long-term debt(1)	-	8,248

(1) We were in default under both the Corporate Credit Facility and the Americana Credit Facility and accordingly, the balance of the debt which was $10,077 and $23,501, respectively, was included in current liabilities as of August 31, 2006. (See Note 12 “Long-term Debt” in the financial statements and “Liquidity” and “Capital Resources” for a further discussion.)

CoolBrands’ decline in total net revenues during Fiscal 2006 reflects the decrease of net sales of $45,937 or 32.2% compared to Fiscal 2005 and reflects decreases primarily from the frozen dessert segment. Other income decreased from $6,837 in Fiscal 2005 to $2,412 in Fiscal 2006. The principal component was franchise and licensing fees, which decreased from $3,103 to $982 due to the expiration in December 2005, in accordance with its terms, of the Whole Fruit license granted to Dreyers. Accordingly only four months of licensing fee income is recorded in Fiscal 2006 as compared to twelve months for Fiscal 2005. There was also a $1,000 decrease in merchandising credit from Dreyers due to a decrease in sales volume and therefore a decrease in the related credit for those sales.

CoolBrands’ net loss in Fiscal 2006 was primarily due to the decline in net sales in the frozen dessert product lines and the resulting decrease in gross profit dollars, the continued losses generated by Americana Foods, and provisions for impairment recorded to recognize the loss of value of certain assets. Additionally, we recognized a loss from discontinued operations of $6,972 in Fiscal 2006 which was partially offset by a gain on disposition of discontinued operations of $410. A significant portion of the loss from discontinued operations was the loss on impairment with respect to CoolBrands Dairy which was determined based upon the third party offer for the business.

CoolBrands’ net loss in Fiscal 2005 was primarily due to the substantial decline in net sales due to the loss of the Weight Watchers Smart Ones license agreement, the decline in net sales of the Atkins Endulge and other frozen dessert product lines, the resulting decrease in gross profit dollars, the $25,627 decline in drayage and other income (which was generated by Eskimo Pie Frozen Distribution and reclassified to net loss from discontinued operations), and the asset impairment charge of $55,525, of which $51,141 was included in continuing operations, and $4,384 was included in the loss from discontinued operations for Fiscal 2005.

Comparison of Fiscal 2006 and Fiscal 2005

In Fiscal 2006 and Fiscal 2005, we managed our business based on five industry segments: frozen dessert, yogurt, foodservice, dairy components, and franchising and licensing, including company owned stores. In December 2005, we sold the assets, net of certain liabilities, of our franchising and licensing (including company owned stores) segment. The assets and liabilities of the franchising and licensing segment have been classified as assets and liabilities held for sale on the consolidated balance sheet as of August 31, 2005, the components of their operating results have been included in net loss from discontinued operations on the consolidated statements of operations, and the components of net cash flows have been classified as net cash flows from discontinued operations for Fiscal 2006 and Fiscal 2005. We recorded a gain on disposition of the franchising segment of $410 in Fiscal 2006. Additionally, during Fiscal 2006, we began to actively market for sale our Value America division, which represents substantially all of our dairy components segment, EPFD, which represents a portion of our frozen dessert segment, and Coolbrands Dairy, Inc, which is our yogurt segment. Accordingly, the assets and liabilities of each of these segment components have been classified as assets and liabilities of discontinued operations held for sale on the consolidated balance sheets as of August 31, 2006 and 2005, the components of their operating results have been included in net loss from discontinued operations on the consolidated statements of operations, and the components of net cash flows have been classified as net cash flows from discontinued operations for the years then ended.

Net sales

Net sales for each segment are summarized in the following table:

	Year Ended August 31,
			Percentage of Net Sales
	2006	2005	2006	2005

Frozen dessert	$76,035	$271,086	78.4	74.3
Yogurt		44,007		12.1
Foodservice	20,901	17,736	21.6	4.9
Dairy components		19,538		5.3
Franchising and licensing		12,319		3.4
Total, as originally reported	96,936	364,686	100.0	100.0

Less amounts reclassified to net loss from discontinued operations:
Frozen dessert		147,718
Yogurt		44,007
Dairy components		17,769
Franchising and licensing		12,319
		221,813
Net sales from continuing operations	96,936	142,873

Pro Forma adjustment reclassifying Americana Foods to discontinued operations	50,745	62,357
Pro forma total	$46,191	$80,519

The decrease in net sales for Fiscal 2006 in the frozen dessert segment came from a substantial number of our frozen dessert brands partially offset by generally modest sales of products introduced in Fiscal 2006. In connection with the settlement of the Weight Watchers litigation, CoolBrands agreed to discontinue the sale of all Weight Watchers products on May 1, 2005, in Mid-Fiscal 2005, approximately five months sooner than required by the Weight Watchers License Agreement.

Other income

Other income decreased from $6,837 in Fiscal 2005 to $2,412 in Fiscal 2006. The principal component was franchise and licensing fees, which decreased from $3,103 to $982 due to the expiration in December 2005, in accordance with its terms, of the Whole Fruit license with Dreyers. Accordingly only four months of licensing fee income is recorded in Fiscal 2006 as compared to twelve months for Fiscal 2005. There was also a $1,000 decrease in merchandising credit from Dreyers due to a decrease in sales volume and therefore a decrease in the related credit for those sales.

Gross profit margin

Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The following table presents the gross profit margin dollars and gross profit percentage for our segments:

	Year Ended August 31,
			Percentage of Net Sales
	2006	2005	2006	2005

Frozen dessert	$(16,829)	$(15,488)	(22.1)	(5.7)
Yogurt		7,369		16.7
Foodservice	3,047	3,626	14.6	20.4
Dairy components		4,287		21.9
Franchising and licensing		3,224		2.6
Total, as originally reported	(13,782)	3,018	(14.2)	0.8

Less amounts reclassified to net loss from discontinued operations:
Frozen dessert		(12,141)
Yogurt		7,369
Dairy components		3,874
Franchising and licensing		3,224
-	-	2,326
Gross profit from continuing operations	(13,782)	692

Pro Forma adjustment reclassifying Americana Foods to discontinued operations	(10,549)	(484)
Pro forma total	$(3,233)	$1,176

Gross profit dollars, with respect to continuing operations, declined to $(13,782) in Fiscal 2006, compared to $692 in Fiscal 2005 primarily due to the decline in gross profit dollars in frozen dessert segment; $10,549 of this negative gross profit margin in Fiscal 2006 was generated by the operations of Americana Foods. The decline in gross profit dollars in the frozen dessert segment resulted from the decline in sales in Fiscal 2006, compared to Fiscal 2005, and our inability to cover fixed overhead costs in both our manufacturing (principally Americana Foods) and distribution operations due to the lack of production and sales. In Fiscal 2005, gross profit dollars in the frozen dessert segment were adversely affected by the write down of $12,723 of obsolete and slow moving finished goods inventories, packaging, ingredients and finished goods inventories which could not be used or sold resulting from the settlement of the Weight Watchers litigation and the estimated impact on packaging which will not be used due to a new labeling law which became effective January 1, 2006.

Gross profit percentage for Fiscal 2006 from continuing operations declined to (14.2)%, compared with 0.5% for Fiscal 2005. Gross profit percentage for the periods presented has been calculated by dividing gross profit margin by net sales. Gross profit margin is calculated by subtracting cost of goods sold from net sales. The decline in gross profit percentage was primarily due to:

1.         The write down of obsolete and slow moving finished goods inventories, packaging, and ingredients. This write down amounted to $12,723 in Fiscal 2005 and was the result of a settlement of litigation with Weight Watchers International, a new labeling law which will become effective January 1, 2006, and a provision for slow moving inventories due to changes in consumer preferences. A new labeling law effective January 1, 2006 required new disclosure of trans fat information in the nutrition facts statement on all of our frozen dessert segment packaging used in production after January 1, 2006. In connection with this required disclosure, we estimated that we had on hand approximately $1,000 of packaging that we would not consume in production prior to January 1, 2006. As a result, we recognized a $1,000 write down;

2.        Our inability to cover fixed overhead costs in both our manufacturing and distribution operations due to the lack of production and sales; and

3.        The change in mix of frozen dessert products being sold in Fiscal 2006 with lower gross profit margins, compared with Fiscal 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses are summarized by industry segment in the following table:

	Year Ended August 31,
			Percentage of Sales
	2006	2005	2006	2005

Frozen dessert	$32,547	$38,818	42.8	14.3
Yogurt		4,993		11.4
Foodservice	1,737	1,486	8.3	8.4
Dairy components		1,694		8.7
Franchising and licensing		5,109		41.5
Corporate (including stock-based compensation expense)	5,817	1,990
Total, as originally reported	40,101	54,090	41.4	14.8

Less amounts reclassified to net loss from discontinued operations:
Frozen dessert		4,879
Yogurt		4,993
Dairy components		1,579
Franchising and licensing		5,109
		16,560
Selling, general and administrative expenses of continuing operations	40,101	37,530
Pro Forma adjustment reclassifying Americana Foods to discontinued operations	5,574	3,938
Pro forma total	$34,527	$33,592

Selling, general and administrative expenses increased by $2,571 from $37,530 in Fiscal 2005 to $40,101 in Fiscal 2006 due primarily to the amortization and eventual write off of certain debt acquisition costs of $2,015 in Fiscal

2006 relating to the refinancing that occurred in Fiscal 2006, the write off of certain organization costs of Americana Foods aggregating $840, the write off of prepaid expenses at Americana Foods of $219, and the increased payroll and consulting expenses incurred in information technology, partially offset by a reduction in stock-based compensation expense aggregating $1,475. The frozen dessert segment’s selling, general and administrative expenses were adversely impacted in Fiscal 2005 by approximately $2,358, which represented the write-off of deferred package design costs, primarily related to Weight Watchers, and the write-off of certain license agreements with General Mills. On a percentage basis, selling general and administrative expenses from continuing operations were 41.4% in Fiscal 2006, compared to 26.3% in Fiscal 2005.

Interest expense

Interest expense from continuing operations was $2,000 in Fiscal 2006, compared with $1,687 for Fiscal 2005. Included in such amounts is interest expense of $1,599 and $1,079 incurred in Fiscal 2006 and Fiscal 2005, respectively, with respect to the Americana Foods, which ceased operations in October 2006. Excluded from those amounts were interest expense of $2,197 and $891 incurred in Fiscal 2006 and Fiscal 2005, respectively, with respect to the acquisition of the Breyers yogurt business acquired on March 25, 2005, which was included in the net loss from discontinued operations in the respective periods.

Asset impairment

We are required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill is tested for impairment using a two step process that begins with an estimation of the fair value of each reporting unit. The fair value of each reporting unit is determined using a combination of valuation approaches including an approach consisting of discounted cash flow analysis, and a market multiple approach. The fair value of the reporting unit is compared to its carrying value. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

During Fiscal 2006 and Fiscal 2005, we completed an annual review of goodwill and intangible assets. In the fourth quarter Fiscal 2006, we recorded a loss on impairment of $3,500 with respect to the goodwill associated with the frozen dessert segment to recognize deterioration of the business as the result of the abandonment or termination of various licensing agreements. Additionally, in Fiscal 2006, we recognized a provision for impairment of goodwill of $5,428 with respect to the yogurt segment to recognize the difference between the carrying value of the net assets of the yogurt segment and the net realizable value of the yogurt segment based upon the definitive sales agreement. The provision for impairment with respect to the yogurt segment was included in net loss from discontinued operations on the statement of operations for Fiscal 2006.

Additionally, we recognized the following impairment based upon our annual review of goodwill, intangible and long-lived assets in Fiscal 2005. In Fiscal 2005, we recorded a loss on impairment of goodwill of $48,701 with respect to our frozen dessert segment and a loss on impairment of intangible assets of $1,401 was also recognized in our frozen dessert segment. These impairment charges are the result of the loss of Weight Watchers licensing agreement, as well as declining sales of the Atkins and our base. Business product lines and the resulting decline in cash flows. Also, this review resulted in a goodwill and intangible asset impairment charge related to our franchise and licensing segment of $4,940. Significant assumptions used in measuring the impairments included the timing and the amount of estimated future cash flows for reporting units and intangible assets, and where applicable, an analysis of guideline transaction market multiples.

During the fourth quarter of Fiscal 2006, based upon market analysis and other third party information, the Company provided a loss on impairment of $1,890 with respect to property, plant and equipment. In the fourth quarter of Fiscal 2005, we wrote-off certain company-owned store leasehold improvements and equipment related to our franchise and licensing segment of $483.

In connection with the bankruptcy filing of Americana Foods, we recognized losses on impairment of $11,150 relating to the estimated fair market value of accounts receivable ($1,500), inventory ($5,750) and property, plant and equipment ($3,900) realizable from the bankruptcy proceedings.

Recovery of income taxes

The effective tax benefit rate was (14.6)% in Fiscal 2006 and (10.2)% in Fiscal 2005. The effective tax benefit rate for Fiscal 2006 reflects the maximum recovery of income taxes that the Company is entitled to based upon the carryback rules. The effective tax rate differs from the Canadian Federal/Provincial Statutory Rate primarily due to permanent differences related to the non-deductible goodwill impairment charges recognized in Fiscal 2005, a valuation allowance established in Fiscal 2005, and due to our operations in foreign countries with lower effective tax rates. Future effective tax rates could be adversely affected by earnings being lower than anticipated in countries that have lower statutory rates or changes in the valuation of our future income tax assets or liabilities.

Discontinued operations

Effective December 23, 2005, we sold substantially all of our franchising and licensing segment to International Franchise Corp. for a cash consideration of $8,000. International Franchise Corp. is a company controlled by Mr. Aaron Serruya, a director of CoolBrands and the senior executive who was responsible for the franchising division at CoolBrands. Mr. Serruya resigned as executive vice president of CoolBrands as a result of this transaction, but continues as a director. The sale transaction was reviewed and unanimously recommended to the board of directors of CoolBrands by a committee of independent directors of CoolBrands, and was unanimously approved by the board of directors of CoolBrands.

During Fiscal 2006, our Board of Directors approved the decision to sell our Value America division, substantially all of our dairy component segment, Eskimo Pie Frozen Distribution, part of our frozen dessert segment, and CoolBrands Dairy, our yogurt segment, and we began to actively market those businesses.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of our dairy components segment. The sale was consummated September 14, 2006 for a price of $8,250, which exceeded the carrying value of the assets sold, of which $7,500 was paid in cash and $750 was placed in escrow subject to collection of certain accounts receivable. We classified the assets and liabilities of Value America as assets and liabilities held for sale of discontinued operations on the balance sheet as of August 31, 2006 and included the components of its operating results in net loss from discontinued operations on the statement of operations and the components of cash flows as net cash flows from discontinued operations on the statement of cash flows for Fiscal 2006. Additionally, we classified the assets and liabilities of Value America as assets and liabilities held for sale of discontinued operations on the consolidated balance sheet as of August 31, 2005 and classified the components of operating results of Value America in net loss from discontinued operations and classified its cash flows as cash flows from discontinued operations on the statement of cash flows for Fiscal 2005.

On November 14, 2006, we announced that our wholly owned subsidiary, Eskimo Pie Frozen Distribution Inc (EPFD) had entered into a definitive agreement to sell its direct store door (DSD) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,736, which equaled the carrying value of the related assets acquired and liabilities assumed, to an unaffiliated third party. The transaction closed on November 17, 2006. We classified the assets and liabilities of EPFD as assets and liabilities held for sale of discontinued operations on the balance sheet as of August 31, 2006 and included the components of operating results of EPFD as net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations on the statement of cash flows for Fiscal 2006. Additionally, we classified the assets and liabilities of EPFD as assets and liabilities held for sale of discontinued operations on the consolidated balance sheet as of August 31, 2005 and classified the components of operating results to net loss from discontinued operations on the consolidated statement of operations and classified the cash flows as cash flows from discontinued operations on the statement of cash flows for Fiscal 2005.

On January 2, 2007, we entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc in Fiscal 2005, to an unaffiliated third party. We recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. We classified CBD’s assets and liabilities as assets and liabilities held for sale of discontinued operations on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations on the statement of cash flows for Fiscal 2006. Additionally, as of and for the year ended August 31, 2005, we have classified the assets and liabilities of CBD as assets and liabilities held for sale of discontinued operations on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD as cash flows from discontinued operations on the statement of cash flows.

Net Loss

The net loss for Fiscal 2006 was $(70,182), compared with $(74,070) for Fiscal 2005.  CoolBrands’ net loss in Fiscal 2006 was primarily due to the continued losses sustained in our frozen dessert segment including Americana Foods and EPFD, the margin erosion that impacted substantially all of the businesses and the recognition of losses on impairment of assets to recognize their fair value, including the assets of Americana Foods in bankruptcy.

Comparability of Fiscal 2006 results with Fiscal 2005

Our Fiscal 2006 financial statements reflect the operating results of the franchising and licensing segment (until sold in December 2005), the Value America division, which represented substantially all of the dairy components segment, EPFD (a component of the frozen dessert segment) and CBD (yogurt segment), as discontinued operations as we either sold or were attempting to sell these businesses in Fiscal 2006. Accordingly, the Fiscal 2005 operating results of these businesses have been reclassified to net loss from discontinued operations. The yogurt business (CBD) was acquired in March 2005, and thus, within discontinued operations, Fiscal 2005 results reflect five months of activity, compared with twelve months of activity in Fiscal 2006. Additionally, the franchising and licensing segment was sold in December 2005, thus the Fiscal 2006 results reflect four months of operating results, in discontinued operations, compared to 12 months in Fiscal 2005.

Summary of quarterly results

The following table presents a summary of our results for the last eight quarters:

Quarter ended	August 31, 2006	May 31, 2006	February 29, 2006	November 30, 2005
Total revenues from continuing operations	$31,654	$26,168	$15,101	$26,425
Loss from continuing operations	(41,096)	(12,326)	(5,887)	(4,311)
Gain from sale of discontinued operations	3	-	407	-
Loss from discontinued operations	(4,918)	512	(2,473)	(93)
Net loss	(46,011)	(11,814)	(7,953)	(4,404)
Earnings per share (basic and diluted)
Loss per share from continuing operations	(0.72)	(0.22)	(0.11)	(0.08)
Loss per share from discontinued operations	(0.10)	0.01	(0.03)	(0.0)
Loss per share	(0.82)	(0.21)	(0.14)	(0.08)

Quarter ended	August 31, 2005	May 31, 2005	February 29, 2005	November 30, 2004
Income (loss) from continuing operations	(60,529)	(8,272)	(3,525)	3,310
Income (loss) from discontinued operations	(3,339)	(2,743)	1,737	(709)
Net income (loss)	(63,868)	(11,015)	(1,788)	2,601
Earnings per share (basic and diluted)
Income (loss) per share from continuing operations	(1.08)	(0.15)	(0.06)	0.06
Income (loss) per share from discontinued operations	(0.06)	(0.05)	0.03	(0.01)
Income (loss) per share	(1.14)	(0.20)	(0.03)	0.05

During the fourth quarter of Fiscal 2005, the Company adopted, on a retroactive basis, U.S. GAAP. Previously, the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada (“Canadian GAAP”). Therefore, the quarterly revenue information is not provided as it is not comparable.

The ice cream and frozen dessert industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months. Total revenue includes the revenues generated by our majority owned subsidiary Americana Foods, which ceased operations in October 2006. Excluding revenues from American Foods, total revenue by quarter in Fiscal 2006, would have been:

Quarter ended	August 31, 2006	May 31, 2006	February 29, 2006	November 30, 2005
Total revenues	31,654	26,168	15,101	26,425
Revenues generated by Americana Foods	12,678	14,183	11,636	12,393
	18,976	11,985	3,465	14,032

Liquidity

The following sets forth certain measures of our liquidity:

	Year Ended August 31,
	2006	2005

Cash, investments and restricted cash	$393	$41,562
Working Capital	$(23,992)	$28,477
Current Ratio	.75 to 1.0	1.2 to 1.0

The decrease in working capital of $52,469 was primarily due to a decrease in cash, investments and restricted cash of $41,169 and a decrease in receivables, net (including receivables - affiliates) of $11,833, a decrease in inventory of $20,787, a decrease in current assets of discontinued operations held for sale of $14,577, an increase in the notes payable in default and notes payable of majority owned subsidiary in default at August 31, 2006 aggregating $33,578 partially offset by a decrease in accounts payable and accrued liabilities totaling $13,942, a decrease in current liabilities of discontinued operations held for sale of $11,119, and a decrease in short-term borrowings of $34,553 and a decrease in current maturities of long-term debt totaling $18,161.

Cash flows (used in) provided by operating activities from continuing operations

We used cash in operating activities of $(23,292) for Fiscal 2006, as compared to generating cash from operating activities of continuing operations of $7,982 for Fiscal 2005, due primarily to the significant net loss from continuing operations generated by our frozen dessert segment, partially offset by the net income generated by our foodservice segment, which resulted in a $(63,620) loss from continuing operations. Additionally, accounts payable and accrued expenses decreased in Fiscal 2006, which used up cash. This was partially offset by non-cash expenses included in the $(63,620) loss of $5,026 for depreciation and amortization, $21,289 for asset impairment and $443 for stock based compensation expense. Additionally, account receivable and inventories decreased, which generated cash.

Cash provided by investing activities from continuing operations

We generated cash in investing activities of $16,099 in Fiscal 2006 due primarily to the redemption of investments of $7,500, and the decrease in restricted cash of $10,000 (used to repay debt), partially offset by the purchase of property, plant and equipment of $1,416. The cash generated in investing activities in Fiscal 2005 of $2,422 was primarily due to the net redemption of investments of $20,550 and the proceeds from the sale of our City of Industry facility for $5,434, partially offset by the purchase of property, plant and equipment of $13,500, and the increases in restricted cash.

Cash (used in) provided by financing activities from continuing operations

In Fiscal 2006, we used $(27,245) in financing activities, compared to generating $33,486 from financing activities in Fiscal 2005. In Fiscal 2006, $33,995 was provided by the borrowings under the Corporate Credit Facility and the Americana Credit Facility, offset by the repayment of short-term debt of $34,553, and the repayment of long-term debt of $26,409. In Fiscal 2005, cash provided by financing activities was $33,486, which was comprised of increases from the proceeds from short term borrowings of $44,553, and an increase in amounts outstanding under the revolving line of credit of $2,661 at Americana Foods, offset by the repayment of short-term borrowings of $10,000 and the repayment of long-term debt of $3,785.

Cash flows provided by operating activities from discontinued operations

Cash flows from operations from discontinued operations in Fiscal 2006 were $1,965, compared to $3,257 in Fiscal 2005. The principal reason for the decrease was the deterioration of the EPFD business, which was partially offset by the full year effect of CBD (yogurt segment) in Fiscal 2006 as it was acquired in March 2005 and only includes five months of operations for Fiscal 2005.

Cash flows provided by (used in) investing activities from discontinued operations

The cash flows from investing activities generated in Fiscal 2006 of $8,574 were primarily from the sale of the franchising and licensing segment. The cash used in investing activities in Fiscal

2005 of $58,445 were primarily attributable to the purchase of the yogurt business (CBD) from Kraft and the purchase of Zipp Manufacturing for the dairy component segment.

Contractual obligations

The following table presents our contractual obligations as of August 31, 2006:

	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Contractual obligations
Notes payable in default - Corporate Credit Facility	$10,077	$10,077
Notes payable in default - Americana Credit Facility revolver	6,418	6,418
Notes payable in default - Americana Credit Facility term loan	17,083	17,083
Obligation under capital leases	561	177	315	69
Operating leases	1,676	933	342	187	214
Other liabilities	4,287	4,287	-	-	-
Total contractual obligations	$40,102	$38,975	$657	$256	$214

Included in long-term debt is $10,077 under the Corporate Credit Facility and $23,501 under the Americana Credit Facility ($6,418 under the revolver and $17,083 under the term loans). As of May 31, 2006 and August 31, 2006, the Company and Americana Foods were in default of certain financial covenants of each of the credit facilities. In November 2006, a company controlled by Michael Serruya, currently the Chairman and CEO of the Company, purchased all of the indebtedness outstanding under the Americana Credit Facility from the lender. The independent bankruptcy trustee has sold the assets of Americana Foods and is finalizing the accounting. It is anticipated that the proceeds from the sale of the Americana Foods’ assets will be utilized to repay Mr. Serruya’s company. To the extent that there is a shortfall between the proceeds received and the amount outstanding, we may be required to make a payment under our guarantee. The Corporate Credit Facility was repaid with a portion of the proceeds of the sale of the foodservice segment and certain trademarks on January 24, 2007.

Capital resources

We intend to complete all of our capital commitments, which were not significant as of August 31, 2006. However, we do not intend to start any new capital projects other than to make an asset saleable, if necessary.

As of August 31, 2006:

On April 21, 2006, certain of our subsidiaries entered into two separate credit agreements with JPMorgan Chase Bank, N.A. Under the Corporate Credit Facility (as previously defined), our subsidiaries, Integrated Brands Inc., Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation and CoolBrands Dairy, Inc. (“the Borrowers”) collectively and individually entered into a credit agreement which provided a revolving credit facility of up to $48,000, with availability for borrowing subject to borrowing base calculations. The Corporate Credit Facility was scheduled to expire on April 21, 2009 and is secured by substantially all the assets of the Borrowers. The Corporate Credit Facility is guaranteed by us, “the Borrowers” and all U.S. subsidiaries of the Company and “the Borrowers”, except Americana Foods. A portion of the Corporate Credit Facility was used to payoff the balance of the then existing bank debt on April 21, 2006 of $35,055. The remainder, subject to borrowing base calculations and terms of the agreement, is available to finance working capital needs and for general corporate purposes. The interest rate is at the Prime Rate until November 30, 2006 (8.25% at August 31, 2006). After November 30, 2006, the interest rate varies based upon average availability under the revolving credit facility. The standby fee on the unused portion of the revolving credit facility is .375%. As of August 31, 2006, the loan balance was $10,077.

All borrowings under the above secured revolving credit facility are guaranteed by us. The agreement contains restrictions relating to the payment of dividends, indebtedness, liens, dispositions of property, change in the nature of its business, change in ownership, investments, loans, advances, guarantees, and acquisitions. In addition, we must maintain certain financial ratios, in any event that minimum availability is less than $10,000, and we must maintain a minimum EBITDA and fixed charge coverage ratio and limit capital expenditures to $1,000, $2,000, and $5,000 during Fiscal 2006, and the years ended August 31, 2007 (“Fiscal 2007”) and 2008 (“Fiscal 2008”), respectively.

Additionally, our 50.1% owned subsidiary, Americana Foods, entered into the Americana Credit Facility (as previously defined) with the same group of lenders as under the Corporate Credit Facility. Loans under the revolving credit facility (“Americana Revolver”) are available for borrowing subject to a borrowing base calculation. The loans under the Americana Credit Facility expire April 21, 2009. Such loans are secured by substantially all of the assets of Americana Foods and are guaranteed by us, Integrated Brands Inc., and its direct and indirect subsidiaries, including the Limited and General Partner of Americana Foods. This facility was used to repay two existing term loans of $12,950 and the payment of $2,900 in obligations to Integrated Brands and Eskimo Pie Corporation. The revolving credit portion of the facility was utilized to repay $6,068 principal and interest due under an existing revolving loan. The remainder, subject to borrowing base calculations, is available to finance working capital needs and for general corporate purposes. The interest rate is at the Prime Rate until November 30, 2006 (8.25% at August 31, 2006). After November 30, 2006, the interest rate varies based upon average availability under the revolving credit facility. The standby fee on the unused portion of the revolving credit facility is 0.50%. As of August 31, 2006, the outstanding term loan balances aggregated $17,083, and the outstanding revolving credit loan balance was $6,418.

The agreement contained restrictions which limited the indebtedness to $8,000 to Integrated Brands and $1,300 in subordinated indebtedness each to Integrated Brands and Capricorn Investors III, L.P., a limited partner which owns 49.9% of Americana Foods. The agreement also contained restrictions relating to the payment of dividends or other distributions with respect to any equity interest in Americana Foods, indebtedness, liens, dispositions of property, change in the nature of its business, change in ownership, investments, loans, advances, guarantees, and acquisitions. In addition, American Foods was required to maintain a minimum amount of earnings before interest, income tax expenses, depreciation and amortization (“EBITDA”), maintain minimum availability of not less than $700 at all times and limit capital expenditures to $1,000, $3,000 and $3,000 during Fiscal 2006, Fiscal 2007 and Fiscal 2008, respectively.

We were in default of the loan covenants at May 31, 2006 and August 31, 2006 as a result of a default by Americana Foods of its EBITDA financial covenant in connection with the Americana Credit Facility. We were also in default of the loan covenants at August 31, 2006 as a result of defaults by “the Borrowers” of certain of the financial covenants in connection with the Corporate Credit Facility. On July 31, 2006, our subsidiaries received notice from JPMorgan Chase Bank, N.A., as administrative agent of the two separate credit agreements, that it was reserving its rights to terminate its commitments to lend under the credit agreements as a result of the previously disclosed breach of the covenant at a subsidiary related to a minimum level of EBITDA for the three months ended May 31, 2006.

As of August 31, 2005:

We, through a U.S. subsidiary, borrowed $40,000 to finance the acquisition of the yogurt business from Kraft in March 2005. The term loan originally required monthly payments of interest with the $40,000 principal balance originally due November 1, 2005. Interest was payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin were the lower of prime plus 0.5% or LIBOR plus 2.5% (6.02% at August 31, 2005). We made a principal payment of $10,000 on August 23, 2005 in anticipation of the September 2, 2005 amendment as discussed below. As of August 31, 2005 the term loan balance was $30,000.

We, through a U.S. subsidiary, borrowed $30,000 to finance the acquisition of Eskimo Pie Corporation in October 2000 (the “EPC Loan”). The EPC Loan was payable in monthly installments of $250, which began December 1, 2000, with the remaining principal balance originally due on November 1, 2005. Interest on the term loan was payable monthly on the unpaid principal balance. We and all of our significant subsidiaries guaranteed all borrowings under the EPC Loan. The principal balance outstanding at August 31, 2005 was $10,500.

We were in default of our financial covenants at May 31, 2005 and August 31, 2005. On September 2, 2005, we entered into an amendment to the existing credit facilities (“September 2005 Amendment”). The September 2005 Amendment extended the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waived defaults in its financial covenants resulting from our financial performance. The maturities were later extended to April 3, 2006 and May 3, 2006.

The September 2005 Amendment eliminated all of the existing financial covenants from the loan agreements through the remainder of the term and granted a security interest in the personal property assets (other than certain excluded assets relating to the operations of our 50.1% owned limited partnership), reduced the outstanding indebtedness to the bank by $10,000 to a total of $40,500 and we agreed to an increase of the interest rate by 2.0% basis points on all remaining outstanding balances to 4.5% basis points over LIBOR. In addition, the amendment reduced our

$5,000 revolving credit facility to $925 and required us to maintain $20,000 of cash balances, of which $10,000 was restricted to use as approved by the lender.

On April 27, 2005, Americana Foods borrowed $4,553 (the “Americana Loan”) for use in purchasing a building and adjacent acreage. The Americana Loan provided for monthly interest only payments until the anniversary date of the note (April 27, 2006). The Americana Loan bore interest at Prime plus 0.5% (7.0% at August 31, 2005).

On November 19, 2002, Americana Foods entered into a Credit Agreement with a financial institution that included a term loan of $10,000 (the “Americana Term Loan”), which is secured by Americana Foods’ property, plant, and equipment. The Americana Term Loan provided for fixed monthly installments of principal of $80 plus interest and was originally scheduled to mature on November 19, 2007. The Americana Term Loan bore interest at prime plus 0.5% (7.0% at August 31, 2005).

Americana Foods’ Amended Credit Agreement also included a revolving loan of up to $9,000 (the “Americana Revolver”), subject to a borrowing base calculation, which bore interest at prime plus 0.5% (7.0% at August 31, 2005) and was originally due on November 30, 2005. At August 31, 2005, $7,145 was outstanding under the Americana Revolver. The Americana Revolver was secured by Americana Foods’ receivables and inventory.

On November 30, 2005, Americana Foods executed an Amendment to the Credit Agreement, which extended the maturity date for the Americana Revolver until January 10, 2006. Americana Foods must maintain compliance with certain financial covenants, including fixed charge ratio, debt-to-tangible net worth ratio and tangible net worth.

We refinanced all of the above referenced debt in April 2006 and all of the then existing debt was repaid as of April 2006.

Risk Factors and Uncertainties

For Fiscal 2006, we incurred a net loss of $(70,182), of which $(63,620) was from continuing operations and $(6,562) was from discontinued operations.

In the first quarter of Fiscal 2006, the decision was made to sell certain assets to generate liquidity. In December 2005, we sold certain assets relating to its franchising business for proceeds totaling $8,000 to Aaron Serruya, a former officer of the Company, who is a director and the brother of Michael Serruya, the Chairman and Chief Executive Officer of the Company.

On April 21, 2006, we refinanced our then remaining debt by obtaining the following:

1.	a $48,000 senior secured revolving credit facility; and
2.
a $25,500 senior secured revolving credit facility consisting of an $8,000 senior secured revolving credit facility and $17,500 of term loans, in which Americana Foods, which is 50.1% owned by us, is the borrower.

Each of the loans was for an original term of three years and provides for interest at the prime rate (8.25% at August 31, 2006). All of the credit facilities were unconditionally guaranteed by us. Both facilities were in default at August 31, 2006

For the year ended August 31, 2005, we incurred a net loss of $74,070, which was primarily attributable to:

1.	the non-cash impairment charges totaling $55,525 relating to goodwill and intangible assets of our frozen dessert and franchising segment; and
2.
the discontinuation of the Weight Watchers Smart Ones brand products and the decline in sales from other frozen dessert brands, which were partially offset by the sales of the Breyers Yogurt business acquired in March 2005 and a change in our arrangement with Dreyer’s Grand Ice Cream Holding Inc.

Additionally, as of August 31, 2005, we had approximately $60,962 of outstanding debt, of which $52,714 was classified as current liabilities.

Inflation can significantly impact ice cream and frozen yogurt ingredients, including butterfat and packaging costs. In Fiscal 2006 and Fiscal 2005, we passed on ingredient, energy and freight cost increases by raising prices on selected product lines. During Fiscal 2007, we believe that we will be able to pass on cost increases, if any, in the normal course of business within a relatively short period of time. However, the ability of us to pass on cost increases will depend, to some extent, on whether its competitors have also done so. We believe that, in the past, our competitors have passed on cost increases in a relatively short period of time.

Our products are ultimately purchased primarily by the United States retail consumer, whose tastes and preferences are subject to variation and change. Although carefully monitored, these changes cannot be controlled and are difficult to predict.

We derive a substantial portion of our revenues from our operations in the United States. The U.S. market for frozen dessert and yogurt is highly competitive. As competitors introduce new products or revise their supply or pricing strategies, we may encounter additional and more intense competition. Such competitors have greater name recognition and more extensive financial, technological, marketing and personnel resources than ours.

Our existing shelf space in supermarkets, club stores, and convenience stores for ice cream and frozen dessert treats and yogurt is at risk due to decisions by CoolBrands’ customers. Our Company’s existing shelf space for our products, along with that of all other products, is reviewed at least annually by our customers. Supermarket, club store and convenience store chains reallocate their total shelf space taking into effect a number of variables, including the number of new products being introduced at any given time, the amount of new product placement fees (slotting fees) being offered by companies in the ice cream and frozen dessert and yogurt segments and by changing consumer tastes and fads. As a result, CoolBrands is subject, in any given year, to the loss of shelf space with its customers and the loss in revenues associated with the sale of those products. Historically, we have responded to this action by developing and introducing new products annually which will either maintain or increase its shelf space. There is also substantial risk that the sales of such new products will not be as successful as the Company had previously estimated or as successful as new products introduced by the Company in the past. The risks associated with the reallocation of shelf space by our customers and the development and introduction of new products could have a substantial adverse impact upon our financial position and results of operations.

We are subject to risks with respect to our cost of raw materials, some of which are subject to changes in commodity prices, particularly the cost of butterfat, which is used to produce ice cream products. From time to time, we have used hedging contracts to reduce our exposure to such risks with respect to our raw material costs.

We have made, and may in the future make acquisitions of, or significant investments in, businesses or assets with complementary products or unrelated industries. Acquisitions involve numerous risks, including but not limited to: 1) diversion of management’s attention from other operational matters; 2) the inability to realize expected synergies from the acquisition; 3) impairment of acquired intangible assets as a result of worse-than-expected-performance of the acquired operations; 4) integration and retention of key employees; and 5) integration of operations. Mergers and acquisitions are inherently subject to significant risks, and the inability to effectively manage these risks could materially and adversely affect our business, financial condition and results of operations.

We are currently dependent upon a small number of key management personnel and continued success will depend, in part, upon their abilities. The loss of these key personnel may adversely affect the performance of the Corporation.
We rely on major retailers in the U.S. for a substantial portion of our sales. As a result of this concentration of sales and accounts receivable, we are subject to certain credit risks. Such risks are somewhat mitigated by the fact that net sales to any one customer do not exceed ten percent of our consolidated net sales.

We have been subject to interest rate risk as the long-term debt and short term borrowings are based upon the prime rate and/or Libor. If these base rates were to increase, we would incur incremental interest expense. Because we have repaid the amounts outstanding under the Corporate Credit Facility as of January 24, 2007 and the amounts outstanding under the Americana Credit Facility were purchased by a company controlled by Michael Serruya, which will be repaid from the proceeds of the sale of the assets of Americana Foods and to the extent necessary, by the Company under our guarantee, we are no longer subject to interest rate risk.
We are subject to future legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business.

The Company’s ability to continue as a going concern is dependent upon the consummation of the sale of CBD. If the CBD sale is not completed, management and the Board of Directors will have to consider other alternatives including the sale of the Company.

Transactions with Related Parties

Effective December 23, 2005, we sold substantially all of our franchising and licensing segment to International Franchise Corp. for cash consideration of $8,000. International Franchise Corp. is a company controlled by Mr. Aaron Serruya, a director of the Company and the senior executive who was responsible for the franchising division at the Company. Mr. Serruya resigned as executive vice president of the Company as a result of this transaction, but continues as a director. The sale transaction was reviewed and unanimously recommended to the board of directors of the Company by a committee of independent directors of the Company, and was unanimously approved by the board of directors of the Company.

International Franchise Corp. also entered into a management agreement on December 23, 2005 with Integrated Brands for transition services of $22 per month. At August 31, 2006, a receivable of $380 was due to Integrated Brands Inc. from International Franchise Corp.

In November 2006, Mr. Michael Serruya, the Chairman and Chief Executive Officer of the Company, through a holding company, purchased the debt outstanding under the Americana Credit Facility, which aggregated $21,408, from the lender. The holding company received a first lien security interest in the assets of Americana Foods. Additionally, through the holding company, Mr. Michael Serruya issued an irrevocable letter of credit with a face value of $5 million to secure the Corporate Credit Facility. The Company has agreed to reimburse Mr. Serruya for the letter of credit fee, as well as certain other expenses he incurred. In connection with these transactions, Mr. Serruya, through the holding company, received warrants to purchase 5,500 subordinate voting shares of the Company. The exercise price of each warrant is $0.50 Cdn and the warrants expire in November 2011. The warrants issued by the Company in connection with this transaction were valued at $6,800 using the Black-Scholes model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and will be expensed in the first quarter of Fiscal 2007. The Company completed the sale of the foodservice segment and the Eskimo Pie and Chipwich trademarks on January 24, 2007 and utilized a portion of the proceeds to pay off the Corporate Credit Facility. (See Notes to Consolidated Financial Statements, Note 20, “Subsequent Events.”)

Fourth Quarter

In the fourth quarter of Fiscal 2006, we generated a loss of $(41,096) from continuing operations, or $(0.72) per fully diluted share, and a loss of $(4,918) from discontinued operations, or $(0.10) per fully diluted share. The loss from continuing operations was impacted by provision for impairment totaling $21,289, including $11,250 with respect to Americana Foods. Additionally, we recorded a provision for inventory obsolescence charge of $1,000 and wrote off certain debt acquisition costs of $1,700 ($2,015 expense for the year including amortization). The operating results from discontinued operations were impacted by a write down of obsolete inventory of $1,002 and impairment to goodwill of $5,428.

In the fourth quarter of Fiscal 2005, we generated a loss of $(63,868), or $(1.14) per fully diluted share, which was comprised of $(60,529), or $(1.08) per fully diluted share, from continuing operations, and $(3,339), or $(0.06) per fully diluted share, from discontinued operations. The principal reasons for the loss were the impairment charge of $55,525, of which $51,141 was in continuing operations and $4,384 was in discontinued operations. Additionally, the fourth quarter of Fiscal 2005 was affected by a write down for obsolescence of $8,163 in connection with slow moving inventory, most of which was related to the settlement and discontinuation of our business with Weight Watchers.

Management’s assessment of internal controls

Management has been in the process of completing its evaluation of internal controls. Certain material weaknesses were discovered relating to inventory held at third party warehouses and the Company’s information technology platform. Additionally, significant deficiencies were found relating to financial reporting and controls over accounts payable and accounts receivable. The Company is addressing its controls over its accounts payable, accounts receivable and information technology. Additionally, the Company has significantly reduced inventory levels at third party warehouses. Management has not completed the evaluation process and as such there is the potential that other material weaknesses and significant deficiencies could exist. The Company has undergone a significant downsizing and may not have the resources to resolve its material weakness and significant deficiencies.

Critical Accounting Policies and Related Estimates

The accounting policies and related estimates discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely developed exactly as forecast, and our management’s best estimates may require adjustment.

Allowance for doubtful accounts

We have an allowance for doubtful accounts for estimated losses resulting from customers’ inability to pay amounts owed to us, for unresolved amounts that our customers have refused to pay due to disputes over promotions, co-op advertising and new product introductory allowances (slotting fees).

The allowance is a combination of specific and general reserves based upon our evaluation of the customers’ ability to pay determined by our assessment of their liquidity and financial condition through credit rating agencies, or the credibility of backup provided on disputed amounts. Write-offs against the allowances generally occur after we assess the particular customer’s liquidity, financial condition and their basis for non-payment on disputed items and conclude that collection is highly unlikely. Our estimates of losses bear the risk of change due to the uncertainty of determining the likelihood of customer non-payment. The general reserve includes an amount for our Foodservice customers’ price volume rebates.

Historically, this methodology has been a fairly reliable means of assessing the recoverability of trade accounts receivable at each balance sheet date. We therefore believe that there is a low likelihood that the use of different assumptions or estimates would result in a material change to the bad debt provision or allowance for doubtful accounts. However, lack of information about the financial deterioration of a major customer could result in a material change in the bad debt provision.

Accrual for promotion and co-op advertising expenses

CoolBrands estimates promotion expenses for the frozen dessert segment for each of our customers, excluding our DSD customers, who receive off invoice promotion allowances, using a detail annual plan consisting of each promotion offered to each customer. The promotional sales volume is estimated using the sales history of each customer when the product or like product was previously promoted. An estimate of the promotion expense is then calculated using the estimated sales volume and the specific promotion dollar amount offered for each particular promotion. The estimates for all promotions for all customers are accumulated and recorded as expense in the accounting period in which the promotion runs. The results of all promotions are updated monthly, after the fact, with actual sales promotion volume. If actual sales were to be substantially higher than estimated, this could cause an additional promotions expense to be recorded. The amounts of these accruals are recognized by us as a reduction in sales and accounts receivables.

CoolBrands estimates promotion expenses for the yogurt segment for each of our customers using a detail annual plan consisting of each promotion offered to each customer. The promotional sales volume is estimated using the sales history of each customer when the product or like product was previously promoted. An estimate of the promotion expense is then calculated using the estimated sales volume and the specific promotion dollar amount offered for each particular promotion. The estimates for all promotions for all customers are accumulated and recorded as expense in the accounting period in which the promotion runs. The results of all promotions are updated, after the fact, with actual sales promotion volume and the resulting accrual is updated at the end of each quarter. If actual sales were to be substantially higher than estimated, this could cause an additional promotions expense to be recorded. The amounts of these accruals are recognized by us as a reduction in sales and accounts receivables.

While accruals for trade promotions are recorded in the period in which the trade promotion occurs, settlement of these liabilities can take up to a year. The amounts of these are recognized by us as a reduction in sales and accounts receivable. Settlement of variable promotion typically takes place at the time the sales invoice is prepared (i.e., invoice includes discounts) or when the customer takes a deduction from a subsequent remittance. Settlement of fixed trade promotion typically takes place when the customer takes a deduction from a subsequent remittance and, to a lesser extent, through a payment made to the customer. Due to the high volume of trade promotion activity and the difficulty of coordinating trade promotion pricing with its customers, differences between our accrual and the subsequent settlement amount occur frequently. Usually these differences are individually insignificant. However, in rare situations these differences can be large within a single fiscal quarter. These large differences occur so infrequently that we cannot reliably include them in our estimating methodology. Under the circumstances, we believe our methodology has been reasonably reliable in recording our trade promotion expenditures and period end accruals. We therefore believe that there is a low to moderate likelihood that the use of different assumptions or estimates would result in a material change to its trade promotion expenditures or its accrual for future trade promotion settlements.

Inventory valuation method

Inventory is valued at the individual item level using the cost method which values inventory at the lower of cost or market. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which is generally the inventory item’s selling price. CoolBrands reviews its inventory levels in order to identify slow-moving and obsolete inventory, which requires adjustment and evaluates the potential for slow-moving and obsolete inventory by analyzing historical and anticipated demand. If actual demand were to be substantially lower than estimated, an additional allowance for excess and obsolete inventory might be required.

Asset Impairment

We are required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

Income taxes

We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We also record a valuation allowance against our future tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized. In Fiscal 2006, we reversed certain tax assets recorded with respect to stock compensation expense (with a corresponding reduction in additional paid in capital) and provided a valuation allowance against all other future tax assets.

Our effective tax rate in a given financial statement period may be materially impacted by the changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance. We currently expect the effective tax rate for Fiscal 2007 to be zero with respect to US federal income taxes and 6% of taxable income for profitable subsidiaries for state taxes. The ultimate rate will depend on several variables, including the future utilization of net operating losses, the mix of earnings between domestic and international operations and the overall level of earnings, and could also be affected by the resolution of tax contingencies for amounts different from our current estimates.

 Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates, among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, CoolBrands does not believe that any of the existing legal matters will have a material adverse affect on its financial condition or results of operations. However, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

In September 2006, American Foods Corporation (“AFC”), our 49.9% joint venture partner in Americana Foods, filed a complaint in the Supreme Court of the State of New York against the Company, IBI, CBA Foods, LLC, CB Americana and certain officers and directors of the Company and Americana Foods. The complaint alleges gross mismanagement of the business operations of Americana Foods and seeks to prevent the Company from selling control of the Company to a third party without paying AFC the financial return required by certain provisions of the American Limited Party’s Agreement, or sell any part of the foodservice segment without using it to repay the debt of Americana Foods. The Company has informed AFC that it does not believe that there are any amounts due AFC. The Company intends to vigorously defend any further action under this complaint.

New accounting pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods’ financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material effect on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period that begins after June 15, 2005. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. The adoption of SFAS 123 did not have a material effect on the Company’s financial position or results of operations.

On July 13, 2006, the FASB issued FASB Interpretation (“Interpretation”) No. 48, “Accounting for Uncertainty in Income Taxes” (“Interpretation 48”). Interpretation 48 is effective for fiscal years beginning after December 15, 2006 and applies to all tax positions accounted for under SFAS 109, “Accounting for Income Taxes.” The Company intends to adopt Interpretation 48 for Fiscal 2007 and will adopt Interpretation 48 by adjusting its tax liabilities and retained earnings for the cumulative effect of adjusting its tax benefits for uncertain tax positions, if any. The

Company is still evaluating Interpretation 48 and its impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Further, the standard establishes a framework for measuring fair value under generally accepted accounting principles and expands certain disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 will have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires a company to recognize on its balance sheet the funded status of its defined benefit pension plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect the adoption of SFAS 158 to have a material effect on its financial position results of operations and cash flows.

Changes in Accounting Policies Including Initial Adoption

The Company initially adopted the following new accounting policies for the year ended August 31, 2005.

Adoption of U.S. GAAP

During the fourth quarter of Fiscal 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada (“Cdn GAAP”).

Annual Information Form

It is anticipated that additional information relating to CoolBrands, including CoolBrands’ Annual Information Form, will be made available on the website for Canadian regulatory filings at www.sedar.com in the near future.

Outstanding share data

As of January 25, 2007, the Company had 50,049 subordinate voting shares, 6,026 multiple voting shares and 1,911 stock options outstanding.

Outlook

Subsequent to August 31, 2006, the Company sold or had entered into definitive agreements to sell Value America division, which comprises substantially all of the dairy components segment, EPFD, the DSD business, which is included in the frozen dessert segment, and CBD (the yogurt segment), and has accounted for the related net assets as net assets for sale of discontinued operations on the balance sheets as of August 31, 2006. Americana Foods, which manufactured 45% of the products purchased by the frozen desserts and foodservice segments (on a cost basis) for sale and distribution, ceased operations in October 2006. If the CBD sale is completed, our remaining operations will be composed primarily of Whole Fruit Sorbet, Fruit-a Freeze and certain other low volume licensed products. Notwithstanding our significant reduction in costs and expenses, we may still not be able to achieve the necessary scale to return to profitability.

The consolidated results of operations for Fiscal 2007 will be dependent to a large extent upon our ability to improve operations of the remaining businesses and the development of new products or businesses, if any. It is not possible to predict with a high degree of confidence the ultimate achievability of any operational improvement and the Company currently has no plans to introduce any new products or invest in any new businesses. The Company’s Corporate Credit Facility, which was scheduled to mature on May 17, 2007, was paid off as described below.

On January 24, 2007 the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s Grand Ice Cream Inc., an indirect subsidiary of Nestlé S.A. for a purchase price of approximately $18,925. The purchase price includes approximately $4,000 in inventory and accounts receivables. Dreyer’s will also assume related liabilities in the amount of approximately $1,000. The Company utilized a portion of the proceeds to pay off the Corporate Credit Facility.

The Company believes that the net proceeds from the sale of CBD, if completed, and the net proceeds from the January 24, 2007 asset sale, described above, will be sufficient to fund operations for the foreseeable future. In the event that CBD sale is not completed, management and the Board of Directors will have to consider other alternatives, which among others would be a complete sale of the Company. The Company may also seek a new corporate line of credit. Additionally, the trustee in the Americana bankruptcy has completed the sale of the remaining assets of Americana Foods. The Company believes that the proceeds from the Americana Foods asset sale, plus the cash in the Americana Foods bankruptcy estate, will be sufficient to repay Michael Serruya, who as disclosed above, purchased the outstanding indebtedness under the Americana Foods Credit Facility. To the extent that the proceeds in the estate are less than the amounts outstanding to Mr. Serruya, the Company will be required to make a payment under its guarantee of the American Foods Credit Facility. However, any payment under the guarantee, if required, is not expected to be significant.

The Company’s future performance is subject to all of the risk factors and uncertainties previously disclosed.